CUSIP No.: 500 507 108            Schedule 13D                 Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
                         (Title of Class of Securities)

                                   500 507 108
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 500 507 108            Schedule 13D                 Page 2 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Anfield Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    847,240
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           847,240
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     847,240
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 500 507 108            Schedule 13D                 Page 3 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jonathan Kolber
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    58,333*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        847,240
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           58,333*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    847,240
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     905,573
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Comprised of Ordinary Shares subject to exercisable options in favor of Jonathan Kolber.

CUSIP No.: 500 507 108            Schedule 13D                 Page 4 of 9 Pages

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the Ordinary Shares of NIS 0.001 nominal value each (the "Ordinary Shares") of Koor Industries Ltd. (the "Company"), an Israeli corporation with its principal executive offices at 14 Hamalecha Street, Rosh Ha'ayim 48091 Israel.

      The Ordinary Shares are listed for trading on the Tel Aviv Stock Exchange ("TASE") in Israel. The Ordinary Shares are also listed for trading on The New York Stock Exchange ("NYSE") in the form of American Depositary Shares ("ADS's") evidenced by American Depositary Receipts. Each ADS represents one-fifth (0.20) of an Ordinary Share.

      All "dollar" or "$" reference is to U.S. dollars unless otherwise indicated. All "NIS" references are to new Israeli shekels.

Item 2. Identity and Background.

      (a) and (f) This Schedule 13D is being filed by Anfield Ltd., an Israeli corporation ("Anfield") and by Jonathan Kolber, the sole shareholder of Anfield and Chief Executive Officer of the Company.

      (b) Anfield has its principal office at c/o Herzog, Fox & Neeman, Asia House, 4 Weizmann Street, Tel Aviv, 64239, Israel. Jonathan Kolber has his business address at c/o Koor Industries Ltd., 14 Hamalecha Street, Rosh Ha'ayim 48091 Israel. Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the Directors of Anfield (collectively, the "Schedule I Persons"). Anfield does not have any executive officers (as is permitted under applicable Israeli law).

      (c) Jonathan Kolber's principal occupation is serving as the Company's Chief Executive Officer. Anfield's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

      (d) During the past five years, neither Jonathan Kolber, Anfield nor, to the best of their knowledge, any of the Schedule I Persons have been convicted in a criminal proceeding.

      (e) During the past five years, neither Jonathan Kolber, Anfield nor, to the best of their knowledge, any of the Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No.: 500 507 108            Schedule 13D                 Page 5 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Background

      The interests of Anfield in the Company have been reflected, since October 23, 1997, in the Schedule 13D originally filed by Columbus Capital Corporation, Claridge Israel Limited and Anfield, as such filing has been amended by Amendments 1 through 16 (collectively, the "Prior Filing"). Amendment 16 is being filed contemporaneously with this filing, and reflects, among other things, the termination of all voting arrangements between Anfield and the other "Reporting Persons" named in the Prior Filing. Accordingly, Anfield is filing a separate Schedule 13D, although there has been no change in the number of Ordinary Shares that it beneficially owns under Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

      Jonathan Kolber was granted 175,000 options to acquire Ordinary Shares in October 2003. One-third (58,333) of these options are currently exercisable and options to acquire one-sixth (29,167) of the total amount of shares vest every six months beginning June 30, 2004.

Source of Funds

      Because no transactions occurred on December 31, 2003, no "additional funds" were used by Anfield. As noted in the Prior Filing, the aggregate amount of funds used by Anfield in acquiring the Ordinary Shares owned by it and reported in Item 5 is approximately $101,288,900. Such funds were made available to Anfield through (i) a secured loan from Bank Hapoalim B.M. of NIS 137,670,000 bearing interest at floating rates keyed to LIBOR, in connection with which Anfield pledged its Ordinary Shares to Bank Hapoalim, (ii) loans aggregating $25,000,000 from Stephen Rosner Bronfman, (iii) net capital contributions of approximately $24,250,000 from The Kolber Trust, the predecessor to Jonathan Kolber as sole shareholder of Anfield, and (iv) the balance from loans from The Kolber Trust. Partial repayments of the bank loan described in (i) above were funded by Jonathan Kolber. The capital contributions by The Kolber Trust in
(iii) above were funded by (x) loans from each of The Charles Bronfman Trust and The Charles R. Bronfman Trust and (y) the balance from the working capital of The Kolber Trust. The loans from Stephen Rosner Bronfman are limited recourse and can be repaid in full by the delivery by Anfield of 209,338 Ordinary Shares in the Company to him.

      Jonathan Kolber acquired Anfield (and his indirect interest in the Company) in December 1998, upon an in-kind distribution of the shares of Anfield by the trustees of The Kolber Trust (of which he was and remains one of the discretionary beneficiaries). No contribution was required from Jonathan Kolber when the Company granted him options to acquire its Ordinary Shares.

Item 4. Purpose of Transaction.

      Anfield originally acquired and purchased the Koor securities indicated in
Item 5 for investment as part of a program (among Anfield and the other "Reporting Persons" under the Prior Filing) to acquire a substantial minority equity position in the Company. Insofar as Anfield is concerned, after the termination of the voting arrangements described in the first paragraph of

CUSIP No.: 500 507 108            Schedule 13D                 Page 6 of 9 Pages

Item 3, such program has terminated, although Anfield may in the future seek to acquire additional Ordinary Shares and ADS's in market transactions on the TASE or the NYSE and/or in privately negotiated transactions. The decision of whether to acquire such additional Ordinary Shares or ADS's and the timing of such acquisitions, if any, will depend, among other things, on the prevailing prices for such securities, the availability of other investment opportunities and Anfield's continuing assessment of the desirability of increasing its position in the Company. Furthermore, Anfield reserves the right to sell or otherwise dispose of Ordinary Shares and ADS's in market transactions or negotiated private transactions at any time and from time to time.

      Anfield is in negotiations with Stephen Bronfman and Bank Hapoalim regarding the sale or other transfer to Stephen Bronfman of at least 209,338 Ordinary Shares. Except for these negotiations, neither Anfield nor Jonathan Kolber has any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4. Anfield will, from time to time, review or reconsider its position with respect to the Company and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      (a) Anfield may be deemed to beneficially own 847,240 Ordinary Shares. This represents 5.4% of the Ordinary Shares of the Issuer (based on 15,741,160 Ordinary Shares represented to be outstanding December 31, 2003, less Ordinary Shares held by the Company and a subsidiary that do not have voting rights. Jonathan Kolber may be deemed to beneficially own 905,573 Ordinary Shares in the Company (5.7%, calculated on the same basis), which amount includes the Ordinary Shares owned through Anfield and Ordinary Shares subject to options held personally by Jonathan Kolber. Mr. Kolber has been granted options to acquire 175,000 Ordinary Shares in the Company, of which amount options to acquire 58,333 Ordinary Shares are currently exercisable. (No additional options become exercisable within 60 days.)

      (b) Anfield has the sole voting and dispositive rights with respect to the Ordinary Shares which it has already acquired (inclusive of any ADSs), but subject to the pledge in favor of Bank Hapoalim referred to in Item 3. Jonathan Kolber has shared voting and dispositive rights with respect to the Ordinary Shares beneficially owned through Anfield, and is deemed to have sole voting and dispositive rights with respect to the 58,333 Ordinary Shares subject to currently exercisable options.

      (c) During the last sixty days there have been no transactions in the Ordinary Shares effected by Anfield, nor, to the best of its knowledge, any of their Schedule I Persons.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Jonathan Kolber, the sole shareholder of Anfield, is the Chief Executive Officer of the Company.

CUSIP No.: 500 507 108            Schedule 13D                 Page 7 of 9 Pages

      Anfield has pledged the Ordinary Shares owned by it as security for the Bank Hapoalim loan referred to in Item 3. All voting rights and other incidents of ownership remain with Anfield until such time as it may have defaulted in its obligations under its loan documentation.

Item 7. Material to be Filed as Exhibits.

      The exhibits filed by Anfield and the other "Reporting Persons" as exhibits to the Prior Filing are hereby incorporated herein by reference. In particular, reference is made to the following:

            (a) Addendum to Debenture by Anfield Limited (filed as Exhibit to Amendment No. 8 of Prior Filing)

            (b) Power of Attorney from the Kolber Trust (filed as Exhibit to Amendment No. 7)

            (c) Agreement, dated February 26, 1998, among the Company, Claridge Israel Limited and Anfield Limited (filed as Exhibit 1 to Amendment No. 6 of Prior Filing)

            (d) Agreement dated December 15, 1997 between the Company, Claridge Israel Limited and Anfield Limited (filed as Exhibit 1 to Amendment No. 4 of Prior Filing)

            (e) Form of Registration Rights Agreement (filed as Exhibit 2 to Amendment No. 4 of Prior Filing)

            (f) Loan Agreement dated October 19, 1997 between Anfield Limited and Bank Hapoalim B.M.(filed as Exhibit 1 to Amendment No. 2 of Prior Filing)

            (g) Power of Attorney from Anfield Limited (filed as Exhibit 1 to initial Schedule 13D, filed on October 23, 1997)

            (h) Debenture dated October 20, 1997 by Anfield (filed as Exhibit 6 to initial Schedule 13D, filed on October 23, 1997)

                                      * * *

CUSIP No.: 500 507 108            Schedule 13D                 Page 8 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: January 5, 2004.

ANFIELD LTD.


By:      /s/ Alan Sacks
        ----------------------
Name:    Alan Sacks
Title:   Director


/s/ Jonathan Kolber
------------------------------
JONATHAN KOLBER

CUSIP No.: 500 507 108            Schedule 13D                 Page 9 of 9 Pages

                                   SCHEDULE I
                                 TO SCHEDULE 13D

                           Information with Respect to
                    Shareholder and Directors of Anfield Ltd.

                                  ANFIELD LTD.

Stockholder of           Present Business                    Present Principal
 Anfield Ltd.                Address                            Occupation              Citizenship
 ------------                -------                            ----------              -----------
Jonathan Kolber    c/o Koor Industries Ltd.
                   14 Hamalecha Street Rosh Ha'ayim     Chief Executive Officer Koor
                   48091 Israel                         Industries Ltd.                   Israel

Board of
Directors of
Anfield Ltd.*

Michael Fox        c/o Herzog, Fox & Neeman             Attorney,
                   4 Weizmann Street                    Herzog, Fox & Neeman
                   64239, Tel Aviv, Israel              (Law Firm)                        Israel

Alan Sacks         c/o Herzog, Fox & Neeman,            Attorney,
                   4 Weizmann Street                    Herzog, Fox & Neeman
                   64239, Tel Aviv, Israel              (Law Firm)                        Israel

* Under applicable Israeli law, Anfield is not required to have any executive officers.